

DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

December 15, 2006

Via Facsimile 81-565-23-0348 and US Mail

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed June 26, 2006**
> **Response Letters Dated September 22, 2006, November 6, 2006**
> **File No. 1-14948**

Dear Mr. Cho:

We have reviewed your response dated November 6, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of published reports that Toyota trucks and machine gun-mounted Toyota Land Cruisers are used by the Janjaweed militia forces and Sudanese military forces in the Darfur region of Sudan. Sudan is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. economic sanctions and export controls. Your 20-F does not include any information relating to operations in or contacts with Sudan. Please describe your direct and indirect contacts with Sudan, if any, and discuss their materiality to you in light of the country's status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk for your security holders. Your response should describe your past, current and anticipated operations in and contacts with Sudan, whether through direct or indirect arrangements.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note for example, in addition to the state and academic institution actions identified in our letter of September 1, 2006, that Illinois, Oregon, New Jersey and other states have adopted, and additional states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan.

Address specifically the potential impact on your reputation and share value of reports indicating that Toyota vehicles are used by the Janjaweed and government forces in incursions against the civilian population in Darfur. Please also address whether the government of Sudan or entities controlled by it receive cash or act as intermediaries in connection with your operations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Masahisa Ikeda
(fax) 81-3-5251-1602
Shearman & Sterling LLP

Joel Klaperman
(fax) 646 848-8021
Shearman & Sterling LLP

Letty Lynn
Division of Corporation Finance
Securities and Exchange Commission

Michael Fay
Division of Corporation Finance
Securities and Exchange Commission